Mail Stop 4561
Via Mail and Facsimile to (650) 961-7300

April 6, 2010

Mark D. McLaughlin, CEO
VeriSign, Inc.
487 East Middlefield Road
Mountain View, CA 94043

   Re: **VeriSign, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed February 26, 2010
      File No. 000-23593

Dear Mr. McLaughlin:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1 Business, page 3

1. We note your disclosure on page 137 that one customer accounted for approximately 16%, 13% and 11% of revenues from continuing operations in 2009, 2008 and 2007, respectively. Please provide us with your analysis of Item 101(c)(1)(vii) of Regulation S-K supporting your decision not to disclose the name of the customer or discuss the customer in the Business section. Also tell us whether you have an agreement with the customer; if you have an agreement and have not filed such agreement as an exhibit, please provide us with your analysis as to how you determined not to file any such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, if you have an agreement with the customer, please make sure that future filings include a complete description of the material terms of such agreement.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal